UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

New negotiation of Eletrobras debts

Rio de Janeiro, December 03, 2018—Petróleo Brasileiro S.A.—Petrobras, following up on the release published on 04/30/18, reports that today it executed contractual instruments related to a new agreement negotiated with Centrais Elétricas Brasileiras S.A. (“Eletrobras”) and its subsidiaries Amazonas Energia (“AmE”) e Amazonas Geração e Transmissão (“AmGT”) for the resetting of guarantees and settlement of defaulted debts, as well as amendments to the gas supply contracts for power generation in the scope of the State of Amazonas.

The main contracts concluded today under the agreement are:

-	Amendment to the Debt Acknowledgment Agreement executed in 2014, for the resetting of guarantees by Eletrobras, originally planned, in the amount of R$ 3.826 billion;

-

Amendment to the Debt Acknowledgment Agreement executed in 2018 between AmE and Petrobras, referring to the default of the gas supply that occurred after the negotiation of 04/30/18 in the amount of R$ 571.8 million, 100% guaranteed by Eletrobras, amount already provisioned in the financial statements;

-

Amendment to the gas supply contract, in order to regulate, among other clauses, the implementation of an Escrow Account and a Payment Account, to guarantee and operate the payment of the future gas supply under the contracts.

In addition, subject to the success in the AmE privatization auction and to the effective transfer of share control, the Agreement also provides for (i) the assumption by Eletrobras of debts already acknowledged by AmE, in the amount of R$ 3.069 billion; and (ii) the termination of the collection lawsuit filed by Petrobras against AmE, Eletrobras and Cigás, also subject to other events, including the acceptance by Petrobras of the guarantees to be presented by AmE’s new controlling shareholder.

It is also worth mentioning that in the context of the negotiations and the resulting contractual instruments, Petrobras has reserved its right to seek payment of the costs related to ship or pay obligations, as agreed in previous amendments of the gas supply contracts.

Petrobras understands that the present negotiation reinforces its guarantees, improves its collection procedure and ensures the continuous search for its rights.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer